September 16, 2024

Richard Seet
Chief Executive Officer
Tesseract Collective, Inc.
45 Rockefeller Plaza, 20th Floor
New York, NY 10111

        Re: Tesseract Collective, Inc.
            Offering Statement on Form 1-A
            Filed August 29, 2024
            File No. 024-12494
Dear Richard Seet:

       We have reviewed your offering statement and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed August 29, 2024
General

1. Please revise Part I, Item 1 to include the financial information in the Financial
       Statements section to match your most recent interim June 30, 2024 information included in Parts II and III.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 September 16, 2024
Page 2

       Please contact Bonnie Baynes at 202-551-4924 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Janeane Ferrari